GENCO SHIPPING & TRADING LIMITED
299 Park Avenue, 12th Floor
New York, New York 10171

October 6, 2015

VIA EDGAR AND U.S. MAIL

Ms. Melissa Raminpour
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549-3561

Re:	Genco Shipping & Trading Limited
Form 10-K for the Year Ended December 31, 2014
Filed March 2, 2015
Form 10-K/A for the Year Ended December 31, 2014
Filed April 30, 2015
Response Dated September 18, 2015
File No. 001-33393

Ladies and Gentlemen:

Reference is made to a letter dated September 29, 2015 (the “Comment Letter”) to Mr. John Wobensmith, President of Genco Shipping & Trading Limited (the “Company”), setting forth comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), to the Annual Report on Form 10-K for the year ended December 31, 2014, filed by the Company on March 2, 2015, the Annual Report on Form 10-K/A (the “Form 10-K/A”) for the year ended December 31, 2014, filed by the Company on April 30, 2015 (collectively, the “Annual Report”) and the Company’s response letter dated September 18, 2015 (the “Original Response Letter”) to the Staff’s comment letter dated August 24, 2015.

This letter sets forth the Company’s responses to the Staff’s comments. For your convenience, the Staff’s comments have been restated below in their entirety, with the response to each comment set forth immediately below the comment. The heading and numbered paragraphs in this letter correspond to the headings and numbered paragraphs of the Comment Letter.

As described in in the Original Response Letter and in the Company’s Current Report on Form 8-K dated September 18, 2015, the Company intends to file an amendment to the Annual Report (the “Amended Annual Report”) following resolution of the Staff’s outstanding comments. Hereinafter, references to amounts as “restated” and disclosures as “revised” represent changes that the Company intends to implement in the Amended Annual Report. All changes to amounts previously reported in the Annual Report are preliminary estimates, are subject to review in connection with the

Amended Annual Report, and consequently may change. Where we propose changes to the text of the Annual Report below, the text has been marked to show such changes.

Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Annual Report.

Form 10-K/A for the Year Ended December 31, 2014

Item 6. Selected Financial Data, Page 4

1.	We note your response to our prior comment 1 and the revised table of selected consolidated financial data included in Annex A. Please revise to clearly indicate at the top of the columns that the period from July 9 to December 31, 2014 is the Successor period and all other periods are Predecessor periods. Also, please include a vertical black line separating the Successor and Predecessor columns.

The Company will revise the table of selected consolidated financial data included in Annex A to the Original Response Letter to clearly indicate at the top of the columns that the period from July 9 to December 31, 2014 is the Successor period and all other periods are Predecessor periods. In addition, the Company will include a vertical black line separating the Successor and Predecessor columns. Please see Annex 1 to this letter for the proposed revisions.

Consolidated Statements of Equity, Page F-6

2.	We note that the consolidated statements of equity include a line item for net gain from fresh-start adjustments, which refers to Note 21. In light of the restatement amount related to the net loss on reorganization items, please provide us with your revised consolidated statements of equity which reflect this revision.

The Company proposes to revise the portion of its statement of equity for the period from January 1, 2014 to July 9, 2014 in the Amended Annual Report as shown in Annex 2 to this letter. The Company further proposes to eliminate the reference to Note 21 in the statement of equity and include the loss associated with fresh-start accounting in the net loss amount.

Notes to Consolidated Financial Statements

1 – General Information

Financial Statement Presentation, Page F-10

3.	We note your response to our prior comment 10 which indicates that the components of the total reorganization value of the Company are included in Annex E in the “Successor July 9, 2014” column. However, we continue to believe that it would benefit investors to include separate footnote disclosure reflecting the allocation of reorganization value which clearly shows how the amount of goodwill was calculated or determined. Specifically, please explain how the total assets of the successor entity at July 9, 2014 of $1,986,822, reconciles to the reorganization value of $1,233,000. Please revise accordingly.

The Company proposes to include in the Amended Annual Report additional disclosure under the fifth bullet in footnote (c) to summarize the allocation of reorganization value in the disclosures that appear after the table on page F-11. Please see Annex 3 to this letter for such additional disclosure.

Response Letter Dated September 18, 2015

Annex D

Footnote (a), Page 22

4.	We note that the amount of the adjustment relating to the discharge of predecessor equity as reflected in footnote (a) of Annex D is $829,974. Please explain to us why this amount differs from the adjustments in column (a) of Annex E which total $849,575 for predecessor common stock and additional paid-in capital. Also, please tell us why the adjustment for issuance of successor equity of $1,133,900 in footnote (a) of Annex D differs from the successor common stock and additional paid-in capital in column (a) of Annex E of $1,233,000.

The $829,974 reflected in footnote (a) of Annex D to the Original Response Letter represents the discharge of certain components of Predecessor equity previously reported in error as components in the calculation of “Reorganization items, net”. The previously reported discharge of Predecessor equity that was included in error in the calculation of “Reorganization items, net” was derived as follows:

Elimination of Predecessor common stock and additional paid-in capital	$849,575
Elimination of Predecessor retained deficit	(57,463)
Elimination of Predecessor accumulated other comprehensive income	34,931
Elimination of Predecessor noncontrolling interests	2,931
Previously reported discharge of Predecessor equity as a component of “Reorganization items, net”	$829,974

The adjustments in column (a) of Annex E to the Original Response Letter, which total $849,575 for Predecessor common stock and additional paid-in capital, differ from the $829,974 amount previously derived as described above for this reason.

The adjustment for issuance of Successor equity of $1,133,900 in footnote (a) of Annex D to the Original Response Letter differs from the Successor common stock and additional paid-in capital in column (a) of Annex E to the Original Response Letter of $1,233,000 due to the following:

•	The adjustment for issuance of Successor equity of $1,133,900 represents the Successor equity value confirmed in the Plan in the amount of $1,233,900 offset by $100,000 of the Successor equity value confirmed in the Plan that was distributed in the rights offering included in the Plan. Pursuant to the terms of the Plan, the Company issued 5.4 million shares of Successor common stock in exchange for cash proceeds of $100,000. This amount was deducted from the Successor equity value confirmed in the Plan for purposes of determining the Successor equity available for distribution to creditors in exchange for the discharge of debts owed to them as follows:

Successor equity value confirmed in the Plan	$1,233,900
Less rights offering	(100,000)
Value used for net gain on debt discharge calculation	$1,133,900

•	The Successor common stock and additional paid-in capital in column (a) of Annex E of $1,233,000 represents the Successor equity value confirmed in the reorganization plan adjusted by $900 of Predecessor noteholder claims associated with non-accredited investors. Pursuant to terms of the Plan, the settlement of non-accredited Predecessor noteholder claims in exchange for discharge of their debt was to be settled in cash rather than the common stock of the Successor Company. It was estimated that the Company would settle $900 of such claims associated with non-accredited investors in cash rather than the common stock of the Successor. Accordingly, the Company recorded a liability for this estimate with an offsetting debit to Successor Additional paid-in capital, which is summarized as follows:

Reconciliation:

Successor equity value confirmed in the Plan	$1,233,900
Other	(900)
Amount reflected as Successor common stock and additional paid-in capital	$1,233,000

The analysis below reconciles the amount used in the calculation of the net gain on discharge of liabilities of $1,133,900 in footnote (a) of Annex D to the Original Response Letter, compared to the successor common stock and additional paid-in capital of $1,233,000 in column (a) of Annex E to the Original Response Letter.

Reconciliation:

Successor equity value confirmed in the Plan	$1,233,900
Less rights offering	(100,000)
Value used for net gain on debt discharge calculation	$1,133,900
Add back rights offering	100,000
Other	(900)
Amount reflected as Successor common stock and additional paid-in capital	$1,233,000

Annex E

Footnote (a) subnote (1), Page 23

5.	Please explain to us why the issuance of successor common stock used in the calculation of the net gain on discharge of liabilities is $1,133,900, rather than the amount reflected in the table as Successor common stock and additional paid-in capital of $1,233,000.

Please refer to the reconciliation in response to comment # 4 above, which explains the amount used in the calculation of the net gain on discharge of liabilities of $1,133,900, rather than the amount reflected in the table as Successor common stock and additional paid-in capital of $1,233,000.

In addition, as requested by the Staff, the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your attention to our reports. Please feel free to contact the undersigned at (646) 443-8550 for any additional information.

Sincerely,

/s/ John C. Wobensmith

John C. Wobensmith
President

Annex 1

PART II

ITEM 6.	SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

	Successor			Predecessor
				For the Years Ended December 31,
	Period from July 9 to December 31, 2014 (2)	Period from January 1 to July 9, 2014 (2) (restated)		2013	2012	2011	2010
Income Statement Data:
(U.S. dollars in thousands except for share and per share amounts)
Revenues:
Voyage revenues	$98,817		$118,759	$224,179	$223,159	$388,929	$447,438
Service revenues	1,584		1,701	3,285	3,294	3,285	1,249
Total revenues	$100,401		$120,460	$227,464	$226,453	$392,214	$448,687

Operating Expenses:
Voyage expenses	7,525		4,140	8,046	7,009	4,457	4,467
Vessel operating expenses	56,943		64,670	111,671	114,318	105,514	78,976
General, administrative and management fees	36,915		31,371	34,031	35,673	33,928	29,081
Depreciation and amortization	36,714		75,952	140,743	139,063	136,203	115,663
Other operating income	(530)		—	(121)	(265)	(527)	(791)
Goodwill impairment	166,067		—	—	—	—	—

Total operating expenses	303,634		176,133	294,370	295,798	279,575	227,396

Operating (loss) income	(203,233)		(55,673)	(66,906)	(69,345)	112,639	221,291
Other expense	(7,538)		(41,122)	(88,217)	(87,209)	(86,186)	(72,042)

(Loss) income before reorganization items, net	(210,771)		(96,795)	(155,123)	(156,554)	26,453	149,249
Reorganization items, net	(1,591)		(915,640)	—	—	—	—

Net (loss) income before income taxes	(212,362)		(1,012,435)	(155,123)	(156,554)	26,453	149,249
Income tax expense	(996)		(815)	(1,898)	(1,222)	(1,385)	(1,840)
Net (loss) income	(213,358)		(1,013,250)	(157,021)	(157,776)	25,068	147,409
Less: Net (loss) income attributable to noncontrolling interest	(31,064)		(62,101)	(9,280)	(12,848)	(318)	6,166
Net (loss) income attributable to Genco Shipping & Trading Limited	$(182,294)		$(951,149)	$(147,741)	$(144,928)	$25,386	$141,243
Net (loss) earnings per share - basic	$(3.02)		$(21.83)	$(3.42)	$(3.47)	$0.72	$4.28
Net (loss) earnings per share - diluted	$(3.02)		$(21.83)	$(3.42)	$(3.47)	$0.72	$4.07
Dividends declared per share	—		—	$—	$—	$—	$—
Weighted average common shares outstanding - Basic	60,360,515		43,568,942	43,249,070	41,727,075	35,179,244	32,987,449
Weighted average common shares outstanding - Diluted	60,360,515		43,568,942	43,249,070	41,727,075	35,258,205	35,891,373

Balance Sheet Data:
(U.S. dollars in thousands, at end of period)
Cash and cash equivalents	$83,414	$	N/A	$122,722	$72,600	$227,968	$270,877
Total assets	1,752,913		N/A	2,957,254	2,843,371	3,119,277	3,182,708
Total debt (current and long-term, including notes payable)	430,135		N/A	1,595,945	1,524,357	1,694,393	1,746,248

Total equity	1,292,774	N/A	1,308,805	1,261,207	1,361,618	1,348,153
Other Data:
(U.S. dollars in thousands)

Net cash (used in) provided by operating activities	$(26,835)	$(33,317)	$(3,144)	$(18,834)	$158,183	$262,680

Net cash used in investing activities	(44,101)	(30,535)	(146,555)	(3,669)	(133,367)	(870,230)

Net cash provided by (used in) financing activities	18,273	77,207	199,821	(132,865)	(67,725)	690,160

EBITDA (1)	$(137,010)	$(833,366)	$83,041	$82,537	$249,080	$330,711

_______________________
(1)	EBITDA represents net (loss) income attributable to Genco Shipping & Trading Limited plus net interest expense, taxes and depreciation and amortization. EBITDA is included because it is used by management and certain investors as a measure of operating performance. EBITDA is used by analysts in the shipping industry as a common performance measure to compare results across peers. Our management uses EBITDA as a performance measure in our consolidated internal financial statements, and it is presented for review at our board meetings. We believe that EBITDA is useful to investors as the shipping industry is capital intensive which often results in significant depreciation and cost of financing. EBITDA presents investors with a measure in addition to net income to evaluate our performance prior to these costs. EBITDA is not an item recognized by U.S. GAAP and should not be considered as an alternative to net income, operating income or any other indicator of a company’s operating performance required by U.S. GAAP. EBITDA is not a measure of liquidity or cash flows as shown in our consolidated statements of cash flows. The definition of EBITDA used here may not be comparable to that used by other companies. The foregoing definition of EBITDA differs from the definition of Consolidated EBITDA used in the financial covenants of our 2007 Credit Facility (prior to its termination on the Effective Date), our $253 Million Term Loan Credit Facility, and our $100 Million Term Loan Credit Facility. Specifically, Consolidated EBITDA substitutes gross interest expense (which includes amortization of deferred financing costs) for net interest expense used in our definition of EBITDA, includes adjustments for restricted stock amortization and non-cash charges for deferred financing costs related to the refinancing of other credit facilities or any non-cash losses from our investments in Jinhui and Korea Line Corporation (“KLC”), and excludes extraordinary gains or losses and gains or losses from derivative instruments used for hedging purposes or sales of assets other than inventory sold in the ordinary course of business. The following table demonstrates our calculation of EBITDA and provides a reconciliation of EBITDA to net (loss) income attributable to Genco Shipping & Trading Limited for each of the periods presented above:

	Successor		Predecessor
			For the Years Ended December 31,
	Period from July 9 to December 31, 2014	Period from January 1 to July 9, 2014	2013	2012	2011	2010
Net (loss) income attributable to Genco Shipping & Trading Limited	$(182,294)	$(951,149)	$(147,741)	$(144,928)	$25,386	$141,243
Net interest expense	7,574	41,016	88,141	87,180	86,106	71,965
Income tax expense	996	815	1,898	1,222	1,385	1,840
Depreciation and amortization	36,714	75,952	140,743	139,063	136,203	115,663

EBITDA (1)	$(137,010)	$(833,366)	$83,041	$82,537	$249,080	$330,711

(2)	The period from July 9 to December 31, 2014 (Successor Company) and the period from January 1 to July 9, 2014 (Predecessor Company) are distinct reporting periods as a result of our emergence from bankruptcy on July 9, 2014 as reported in our consolidated financial statements.

Annex 2

Genco Shipping & Trading Limited
Consolidated Statements of Equity
(U.S. Dollars in Thousands)

	Common Stock	Additional Paid-in Capital	Accumulated Other Comprehensive (Loss) Income	Retained (Deficit) Earnings (restated)	Genco Shipping & Trading Limited Shareholders’ Equity (restated)	Noncontrolling Interest (restated)	Total Equity (restated)

Balance — January 1, 2012 (Predecessor)	$363	$809,443	$(17,549)	$359,349	$1,151,606	$210,012	$1,361,618

Net loss				(144,928)	(144,928)	(12,848)	(157,776)
Change in unrealized gain on investments			(3,480)		(3,480)	—	(3,480)
Unrealized gain on cash flow hedges, net			9,188		9,188	—	9,188
Issuance of 7,500,000 shares of common stock	75	49,799			49,874	—	49,874
Issuance of 464,175 shares of nonvested stock, less forfeitures of 1,500 shares	5	(5)			—	—	—
Nonvested stock amortization		4,087			4,087	1,777	5,864
Cash dividends paid by Baltic Trading Limited				(30)	(30)	(4,051)	(4,081)
Vesting of restricted shares issued by Baltic Trading Limited		(21)			(21)	21	—

Balance — December 31, 2012 (Predecessor)	$443	$863,303	$(11,841)	$214,391	$1,066,296	$194,911	$1,261,207

Net loss				(147,741)	(147,741)	(9,280)	(157,021)
Change in unrealized gain on investments			56,482		56,482	—	56,482
Unrealized gain on cash flow hedges, net			9,081		9,081	—	9,081
Issuance of 200,634 shares of nonvested stock, less forfeitures of 21,500 shares	2	(2)			—	—	—
Nonvested stock amortization		2,924			2,924	1,558	4,482
Issuance of common stock of Baltic Trading Limited		(19,532)			(19,532)	155,695	136,163
Cash dividends paid by Baltic Trading Limited				(6)	(6)	(1,583)	(1,589)
Vesting of restricted shares issued by Baltic Trading Limited		(35)			(35)	35	—

Balance — December 31, 2013 (Predecessor)		$445		$846,658		$53,722	$66,644	$967,469	$341,336	$1,308,805

Net loss^							^ (951,149)	^ (951,149)	(^ 62,101)	^(1,013,250)
Unrealized loss on investments						(25,766)		(25,766)	—	(25,766)
Unrealized gain on cash flow hedges, net						2,401		2,401	—	2,401
Nonvested stock amortization				2,403				2,403	1,949	4,352
Cash dividends paid by Baltic Trading Limited				(5)				(5)	(2,041)	(2,046)
Vesting of restricted shares issued by Baltic Trading Limited				74				74	(74)	—
Subtotal — July 9, 2014 (Predecessor)		$445		$849,130		$30,357	$ ^ (884,505)	$ ^ (4,573)	$ ^ 279,069	$ ^ 274,496
^							^	^	^	^
^	^	^	^	^	^	^	^ ^	^ ^	^ ^	^ ^
Fresh-start adjustments:
Cancellation of Predecessor common stock
and accumulated deficit		(445)		(849,130)			884,505	^ 34,930^	—	^ 34,930^
Elimination of Predecessor accumulated ^ other comprehensive income						(30,357)	^^	^ (30,357)	—	^ (30,357)
^								^	^^	^^
Issuance of new equity interest in connection with emergence from Chapter 11, including the $100 Million Rights Offering
– 60,299,757 shares		603		1,232,397				1,233,000	—	1,233,000
^								^	^	^
Balance — July 9, 2014 (Successor)		$603		$1,232,397		$—	$—	$1,233,000	$279,069	$1,512,069

Annex 3

A summary of the allocation of the reorganization value to the fair value of the Successor Company net assets, including goodwill, is as follows:

Reorganization Value		Total
Value of shares issued to pre-petition claimants	$1,133,000
Proceeds of rights offering	100,000	$1,233,000
Estimated fair value of debt
Current portion of long-term debt	32,242
Long term debt	375,789	408,031
Estimated fair value of non-debt liabilities
Deferred revenue	997
Accounts payable and accrued expenses	65,725	66,722

Noncontrolling interest		279,069

Reorganization value of assets		1,986,822

Estimated fair value of assets (excluding goodwill) (a)		(1,820,755)

Reorganization value of assets in excess of fair value – goodwill		$166,067

(a)	Estimated fair value of assets (excluding goodwill) consists of:

Total current assets	$190,455
Vessels, net	1,538,849
Deposits on vessels	30,975
Deferred drydock, net	188
Deferred financing costs, net	7,060
Fixed assets, net	610
Other noncurrent assets	514
Restricted cash	300
Investments	51,804
Total assets excluding goodwill	$1,820,755